Exhibit 99.1

Polyrizon Announces U.S. Patent Expansion for Its Intranasal Drug Delivery Platform

Raanana, Israel, May 04, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced the submission of amended claims in its U.S. patent application for its proprietary intranasal drug delivery platform.

The amended claims expand the scope of protection of the Company’s technology to include not only the core mucoadhesive composition, but also drug delivery systems and methods of use, which are designed to enhance the effectiveness of medications by increasing their residence time and ensuring close contact with mucosal tissues. This development aligns with the Company’s strategy to strengthen its global intellectual property portfolio.

The expanded claims relate to compositions comprising sulfated polysaccharide polymers and additional polymeric components that form a uniform and continuous film upon contact with epithelial mucosa, enabling improved delivery of active pharmaceutical ingredients (APIs).

Key Potential Features of the Platform:

●	Prolonged Residence Time: Enhancing the duration that drugs remain at the site of administration, supporting improved absorption and efficacy.

●	Improved Bioavailability: Increasing the effectiveness of APIs through enhanced mucosal interaction and retention.

●	Controlled Film Formation: Transformation into a uniform, continuous film upon contact with mucosal surfaces.

●	Versatility: Compatibility with a wide range of drug types and therapeutic indications.

Tomer Izraeli, CEO of Polyrizon, commented, “The submission of amended claims in our U.S. patent application represents another important step in strengthening our intellectual property protection. We believe that expanding the scope of protection to include drug delivery systems and methods of use enhances the value and potential applicability of our platform across a broad range of therapeutic areas.”

The Company’s platform leverages the unique properties of intranasal delivery to facilitate both local and systemic administration of drugs. By enhancing retention and interaction with mucosal tissues, the technology has the potential to improve treatment outcomes across multiple indications.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strategy to strengthen its global intellectual property portfolio and its belief that expanding the scope of its intellectual property protection to include drug delivery systems and methods of use enhances the value and potential applicability of its platform across a broad range of therapeutic areas. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com